Exhibit 99.2

THIS PROXY IS SOLICITED ON BEHALF OF
THE BOARD OF DIRECTORS OF
CHINA HYDROELECTRIC CORPORATION
FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON NOVEMBER 16, 2012

The undersigned shareholder of China Hydroelectric Corporation, a Cayman Islands exempted company (the “Company”), hereby acknowledges receipt of the notice of annual general meeting of shareholders and proxy statement, each dated October 25, 2012, and hereby appoints Amit Gupta and Caroline Garner, and each and any of them as proxies, with full power of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the annual general meeting of shareholders of the Company to be held on November 16, 2012 at 9:00 a.m., Eastern Standard Time, at the offices of O’Melveny & Myers LLP, Times Square Tower, 7 Times Square, New York, NY 10036, United States of America, and at any adjournment or adjournments thereof, and to vote all ordinary shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below and (ii) in the discretion of the proxy upon such other business as may properly come before the meeting, all as set forth in the notice of annual general meeting and in the proxy statement.

This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted “FOR” the following proposals:

Re-election of Mr. Jui Kian Lim to serve as a Class III Director for a three-year term.

FOR	AGAINST	ABSTAIN
☐	☐	☐

Re-election of Dr. Yong Cao to serve as a Class III Director for a three-year term.

FOR	AGAINST	ABSTAIN
☐	☐	☐

Amendment by special resolution of Article 89 of the Company’s Amended and Restated Articles of Association.

FOR	AGAINST	ABSTAIN
☐	☐	☐

Ratify the appointment of Ernst & Young Hua Ming as independent auditors of the Company for the fiscal year ending December 31, 2012.

FOR	AGAINST	ABSTAIN
☐	☐	☐

Dated: ______________, 2012

Shareholder Name:

Co-Owner Name:

Signature

Co-Owner Signature

This Proxy Card must be signed by the person registered in the register of members at the close of business on October 25, 2012, and returned to O’Melveny & Myers LLP, Times Square Tower, 7 Times Square, New York, NY 10036, United States of America, Attn: Caroline Garner. In the case of a corporation, this Proxy Card must be executed by a duly authorized officer or attorney of such corporation.